SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 8

Under the Securities Exchange Act of 1934

(Amendment No.8)*

Cellular Biomedicine Group, Inc.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number)

CHEN JIE

Suite 701, 7/F, The Hong Kong Club Building,

3A Chater Road,

Central, Hong Kong

+852-3892-2718

February 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dangdai International Group Co., Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☑ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed on June 23, 2016, as amended by the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on December 10, 2018, the Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed on November 18, 2019, the Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed on February 3, 2020 ,the Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed on February 24, 2020, the Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed on March 31, 2020, the Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed on June 25, 2020 and the Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed on August 11, 2020 on behalf of Dangdai International Group Co., Limited as set forth therein with respect to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc. (the “Issuer”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7), as previously amended. This Amendment No. 8 amends Items 4 and 5 as set forth below.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 8, 2021, a special meeting of stockholders of the Issuer was held. At the special meeting, the Issuer’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (a) at least a majority of all outstanding shares of Common Stock of the Issuer and (b) at least a majority of all outstanding shares of Common Stock of the Issuer owned by the Public Stockholders (as defined in the Merger Agreement).

Pursuant to the respective Support Agreements, the Rollover Shareholders have agreed, among other things, to (i) cancel the Rollover Shares for no cash consideration and (ii) subscribe for newly issued shares of Parent at or immediately prior to the Effective Time (as defined below), in each case, subject to the terms and conditions thereof. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Consortium Support Agreement, a copy of which is filed as Exhibit 18 to the Schedule 13D filed by Tony Liu et al. with the Securities and Exchange Commission on August 12, 2020 and is incorporated herein by reference in its entirety.

On February 19, 2021, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each share of the Issuer’s Common Stock issued and outstanding prior to the effective time, other than the Excluded Shares (as defined in the Merger Agreement) that have been cancelled for no consideration, has been converted into the right to receive $19.75 per share in cash, without interest and net of any applicable withholding taxes. The Issuer ceased to be a publicly traded company and has become a wholly owned subsidiary of Parent.

As a result of the Merger, the Common Stock of the Issuer has ceased to trade on the NASDAQ prior to opening of trading on February 19, 2021 and became eligible for delisting from NASDAQ and termination of registration under the Act. The Issuer has requested that trading of its Common Stock on NASDAQ be suspended prior to opening of trading on February 19, 2021. The Issuer requested that NASDAQ file with the Commission a Form 25 relating to the delisting of the Issuer’s Common Stock from NASDAQ and the deregistration of the Issuer’s registered securities. The Issuer intends to file a Form 15 with the Commission under the Act, requesting the deregistration of the Issuer’s shares of Common Stock, under Section 12(g) of the Act and the suspension of the Issuer’s reporting obligations under Section 15(d) of the Act. The Issuer’s obligations to file with the Commission certain reports and forms, including Form 10-K, Form 10-Q and Form 8-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

The foregoing description of the Merger does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K of Cellular Biomedicine Group, Inc. filed with the Securities and Exchange Commission on August 12, 2020 and is incorporated herein by reference in its entirety.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information contained on the cover pages of this Amendment No. 8 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b)	As a result of the Merger, the Reporting Person do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)

The second paragraph in Item 4 of this Amendment No. 8 is incorporated herein by reference and is qualified in its entirety by reference to the Consortium Support Agreement. Except as set forth under Item 4 and this Item 5, the Reporting Person have not effected any transactions in the class of securities reported herein in the last 60 days.

(d)	Not applicable.

(e)

As a result of the transactions described in Item 4, as of February 19, 2021, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stocks. Therefore, this Amendment No. 8 constitutes the final amendment to the original Schedule 13D.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 19, 2021

Dangdai International Group Co., Limited /s/ Jie Chen Name: Jie Chen Title: Executive Vice President